UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 21, 2024, Vertical Aerospace Ltd. (the “Company”) entered into a legally binding termsheet agreement with its founder, majority shareholder and Chief Executive Officer, Stephen Fitzpatrick, in respect of a commitment by Mr. Fitzpatrick to provide up to $50 million of funding to the Company in the form of an equity investment. A copy of the termsheet agreement is furnished as Exhibit 99.1 hereto.

On January 22, 2024, the Company issued a press release in relation to the committed funding, a copy of which is furnished as Exhibit 99.2 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the the closing of the committed funding transaction, including the entry into long-form agreements and the satisfaction of all closing conditions, completion of the legally binding term sheet and committed funding from Company’s founder, majority owner, and CEO and use of proceeds therefrom, the sufficiency of the proceeds from the committed funding to meet the Company’s capital expenditure requirements until the time specified, the Company’s satisfaction of all closing conditions set forth therein, expected, liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations and support our growth and profitability strategies, our plans to mitigate the risk that we are unable to continue as a going concern, our future results of operations and financial position, our plans for capital expenditures, the design and manufacture of the VX4, our business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Termsheet Agreement by and between Stephen Fitzpatrick and Vertical Aerospace Ltd. dated January 21, 2024.
99.2	Press release of Vertical Aerospace Ltd. dated January 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 22, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Financial Officer